THE HACKETT GROUP, INC.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

May 24, 2022

Via Email and EDGAR

Mr. Rufus Decker

Ms. Linda Cvrkel

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hackett Group, Inc.

Form 10-K for the fiscal year ended December 31, 2021 filed March 4, 2022

Item 2.02 Form 8-K filed February 22, 2022

File No. 333-48123

Dear Mr. Decker and Ms. Cvrkel,

The Hackett Group, Inc. (the “Company”) acknowledges receipt of the comment letter from the Securities and Exchange Commission (the “SEC”) dated May 16, 2022 in regard to the Company’s response to the comment letter from the SEC dated April 22, 2022 in regard to the above referenced filings. The comment letter requires that the Company respond within ten business days or inform the Staff when the Company will respond. As discussed with Ms. Cvrkel, the Company hereby requests an extension to respond by no later than June 14, 2022. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for your consideration of the Company’s request for an extension. If you have any questions, please do not hesitate to contact me at (786) 497-7820 or rramirez@thehackettgroup.com.

Sincerely,
/s/ Robert A. Ramirez
Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer